UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2024

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Steakholder Foods Ltd. (the “Company”) is announcing that it will effect a ratio adjustment of its American Depositary Shares (ADSs) to ordinary shares, no par value (“ordinary shares”), such that the current ratio from one (1) ADS representing ten (10) ordinary shares will change to a new ratio of one (1) ADS representing one hundred (100) ordinary shares (the “Ratio Change”), which Ratio Change will take effect on April 4, 2024.

This Report on Form 6-K is incorporated by reference into the registration statements on F-3 (File Nos. 333-276845 and 333-264110) and on Form S-8 (File Nos. 333-255419, 333-267045 and 333-271112). of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the Ratio Change, on April 1, 2024, the Company issued a press release, attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release, dated April 1, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: April 1, 2024

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